CUSIP No. 483497103	Page 1 of 18 Pages

UNITED STATES

Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. ___

Under the Securities Exchange Act of 1934

KALVISTA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483497103

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

- with copies to -

Stephen M. Meli Foley & Lardner LLP 111 Huntington Avenue Suite 2500 Boston, MA 02199 (617) 226-3107	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

December 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 483497103	Page 1 of 18 Pages

1	NAME OF REPORTING PERSON Frazier Life Sciences Public Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 430,887(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 430,887(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,887(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 430,887 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.
(2)	Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON FHMLSP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 430,887(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 430,887(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,887(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 430,887 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.
(2)	Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON FHMLSP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 430,887(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 430,887(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,887(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 430,887 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.
(2)	Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Frazier Life Sciences X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 837,842(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 837,842(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,842(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 837,842 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick Heron and James Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.
(2)	Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON FHMLS X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 837,842(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 837,842(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,842(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 837,842 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick Heron and James Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.
(2)	Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON FHMLS X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 837,842(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 837,842(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,842(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 837,842 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick Heron and James Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.
(2)	Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON James N. Topper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,268,729(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,268,729(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,729(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 430,887 Shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 837,842 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.
(2)	Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Patrick J. Heron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,268,729(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,268,729(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,268,729(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 430,887 Shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 837,842 shares of Common Stock held directly by Frazier Life Sciences X, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P.
(2)	Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON Albert Cha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 430,887 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 430,887 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,887 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 430,887 Shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.
(2)	Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON James Brush
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 430,887 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 430,887 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 430,887 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 430,887 Shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.
(2)	Based on 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

CUSIP No. 483497103	Page 11 of 18 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of KalVista Pharmaceuticals, Inc. (the “Company” or “Issuer”). The address of the principal executive offices of the Company is 55 Cambridge Parkway, Suite 901E, Cambridge, Massachusetts 02142.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed jointly by the parties identified below (collectively, the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached hereto as Exhibit 99.1.

Frazier Life Sciences Public Fund, L.P. (“FLSPF”)

FHMLSP, L.P. (“FHMLSP”)

FHMLSP, L.L.C. (“FHMLSP LLC”)

Frazier Life Sciences X, L.P. (“FLS X”)

FHMLS X, L.P. (“FHMLS-X L.P.”)

FHMLS X, L.L.C. (“FHMLS-X LLC”)

James N. Topper (“Topper”)

Patrick J. Heron (“Heron”)

Albert Cha (“Cha”)

James Brush (“Brush” and together with Topper, Heron and Cha, the “Members”)

(b)	The address and principal business address of the Reporting Persons is:

c/o Frazier Healthcare Partners

601Union Street, Suite 3200

Seattle, Washington 98101

(c)	FLSPF is a venture capital fund concentrating in healthcare and related fields. The sole business of FHMLSP is to serve as general partner of FLSPF. The sole business of FHMLSP LLC is to serve as general partner of FHMLSP. The principal business of Heron, Topper, Cha and Brush is to manage FLSPF, FHMLSP, FHMLSP LLC and a number of affiliated partnerships with similar businesses.

FLS X is a venture capital fund concentrating in healthcare and related fields. The sole business of FHMLS-X L.P. is to serve as general partner of FLS X. The sole business of FHM-X LLC is to serve as general partner of FHMLS-X L.P. The principal business of Heron and Topper is to manage FLS X, FHMLS-X L.P., FHM-X LLC and a number of affiliated partnerships with similar businesses.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 483497103	Page 12 of 18 Pages
(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship:
Entities:	FLSPF	-	Delaware, U.S.A.
	FHMLSP		Delaware, U.S.A.
	FHMLSP LLC	-	Delaware, U.S.A.
	FLS X	-	Delaware, U.S.A.
	FHMLS-X L.P.		Delaware, U.S.A.
	FHM-X LLC	-	Delaware, U.S.A.

Individuals:	Heron	-	United States Citizen
	Topper	-	United States Citizen
	Cha	-	United States Citizen
	Brush	-	United States Citizen

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 1,268,729 shares of Common Stock of the Company acquired at an aggregate cost of $21,777,744. The working capital of FLSPF and FLS X was the source of the funds for the purchase of the Common Stock. No part of the purchase price of the Common Stock was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes. Cha serves on the Issuer’s Board of Directors. Unless otherwise noted in this Schedule 13D, no Reporting Person has any current plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item 4 of Schedule 13D.

The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto, including, without limitation, the acquisition of additional shares of Common Stock.  The Reporting Persons currently do not intend to purchase more than 9.999% of the Company’s outstanding Common Stock, but may reconsider this position, subject to applicable restrictions.  The Reporting Persons may dispose of any or all the shares of Common Stock they hold.

Item 5.	Interest in Securities of the Company

(a)	FLSPF is the record owner of the shares of Common Stock that it holds. As the sole general partner of FLSPF, FHMLSP may be deemed to own beneficially the shares of Common Stock held by FLSFP. As the sole general partner of FHMLSP, FHMLSP LLC may be deemed to own beneficially the shares of Common Stock held by FLSFP. As the Members of FHMLSP LLC, each of Heron, Topper, Cha and Brush may be deemed to beneficially own the shares of Common Stock held by FLSFP. Each Reporting Person disclaims beneficial ownership of all the shares of Common Stock held by FLSFP other than those shares which such person owns of record.

CUSIP No. 483497103	Page 13 of 18 Pages

FLS X is the record owner of the shares of Common Stock that it holds. As the sole general partner of and FLS X, FHMLS-X L.P. may be deemed to own beneficially the shares of Common Stock held by FLS X. As the sole general partner of FHMLS-X L.P., FHM-X LLC may be deemed to own beneficially the shares of Common Stock held by FLS X. As the Members of FHM-X LLC, each of Heron and Topper may be deemed to beneficially own the shares of Common Stock held by FLS X. Each Reporting Person disclaims beneficial ownership of all the shares of Common Stock held by FLS X other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 24,469,801 shares of Common Stock outstanding on December 7, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended October 31, 2021, filed with the SEC on December 9, 2021.

(b)	Regarding the number of shares as to which such person has:
a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.
b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.
c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.
d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	FLSPF made the following purchases (and no sales) of Common Stock in the past sixty days:
Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected
10/18/2021	70,000	$16.9500	Open Market Transaction
10/21/2021	45,400	$17.0000	Open Market Transaction
10/25/2021	25,000	$16.5241	Open Market Transaction
10/26/2021	102,000	$16.4999	Open Market Transaction
10/27/2021	3,048	$15.9989	Open Market Transaction
10/28/2021	2,014	$16.9497	Open Market Transaction
10/29/2021	43,825	$17.9344	Open Market Transaction
12/13/2021	54,600	$13.8018	Open Market Transaction
12/14/2021	25,000	$13.5629	Open Market Transaction
12/21/2021	60,000	$13.8046	Open Market Transaction

CUSIP No. 483497103	Page 14 of 18 Pages

FLS X made the following purchases (and no sales) of Common Stock in the past sixty days:

Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction Effected
9/29/2021	156,807	$17.0558	Open Market Transaction
10/1/2021	1,900	$17.0575	Open Market Transaction
10/4/2021	40,000	$17.0701	Open Market Transaction
10/5/2021	29,000	$17.0685	Open Market Transaction
10/6/2021	28,505	$16.9549	Open Market Transaction
10/7/2021	8,495	$17.1947	Open Market Transaction
10/8/2021	15,832	$17.3751	Open Market Transaction
10/11/2021	19,059	$17.7432	Open Market Transaction
10/12/2021	33,244	$17.7479	Open Market Transaction
10/14/2021	505,000	$18.2500	Open Market Transaction
(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

As the general partner of and FLSPF, FHMLSP receives certain allocations and distributions calculated and charged based on a share of capital gains on or capital appreciation of the assets of FLSPF. As the general partner of FLS X, FHMLS-X L.P. receives certain allocations and distributions calculated and charged based on a share of capital gains on or capital appreciation of the assets of FLSPF.

Cha has no arrangements or understandings with any person regarding his selection and service as a director of the Company, and he has not given any commitment or assurance to any person as to how he will act or vote on any issue or question. Cha will act in accordance with his fiduciary duties as a director of the Company.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement

CUSIP No. 483497103	Page 15 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2021	FRAZIER LIFE SCIENCES X, L.P.
By FHMLS X, L.P., its general partner
By FHMLS X, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2021	FMHLS X, L.P.
By FHMLS X, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2021	FMLHS X, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2021	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.
By FHMLSP, L.P., its general partner
By FHMLSP, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2021	FHMLSP, L.P.
By FHMLSP, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

CUSIP No. 483497103	Page 16 of 16 Pages

Date: December 30, 2021	FHMLSP, L.L.C

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: December 30, 2021	By:	*
James N. Topper

Date: December 30, 2021	By:	*
Patrick J. Heron

Date: December 30, 2021	By:	**
Albert Cha

Date: December 30, 2021	By:	**
James Brush

Date: December 30, 2021	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on February 24, 2017.

** This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.